UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39734

Oriental Culture Holding LTD.

Room 1310, Tower B, Harbour View Building

Eastern District, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 4, 2026 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of Oriental Culture Holding LTD. (the “Company”), a Cayman Islands exempted company (the “Company”) granted stock awards of 1,000,000 ordinary shares of the Company, par value $0.165 (the “Ordinary Shares”), pursuant to the Company’s 2026 Omnibus Equity Plan, to certain officers and employees of the Company and its subsidiaries (the “Grantees”), including: 200,000 Ordinary Shares to Yi Shao, Chief Executive Officer of the Company and 200,000 Ordinary Shares to Lijuan Ding, Chief Financial Officer of the Company (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on August 4, 2026. The form of Unrestricted Stock Award Agreements is filed as Exhibit 10.1 to this report on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit Number	Description
10.1	Form of Unrestricted Stock Award Agreement between the Grantees and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oriental Culture Holding LTD

Date: August 10, 2026	By:	/s/ Yi Shao
	Name:	Yi Shao
	Title:	Chief Executive Officer

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